

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Mr. Richard Claiden
Chief Executive Officer
Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

> **Re:** **Primus Guaranty, Ltd.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2010**
> **Proxy Statement on Schedule 14A, Filed April 1, 2010**
> **File No. 1-32307**

Dear Mr. Claiden:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief